SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

As reported through the Market Announcement of January 28, 2015, the acquisition of the shareholding control of Celg Distribuição S.A. ('Celg-D ") by Eletrobras was completed on January 27, 2015, through the acquisition of 76,761,267 (seventy-six million, seven hundred sixty-one thousand, two hundred sixty-seven) common shares issued by Celg-D, corresponding to 50.93% (fifty point ninety-three percent) of the share capital of that distribution company.

The National Privatization Council (CND), through Resolution No.005 of May 05, 2015, recommended the inclusion of Celg-D in the National Privatization Program - PND.

Eletrobras, as recommended by the CND and in compliance with the provisions of art. 10 of Law No. 9491 of 1997, informs that will deposit with the National Privatization Fund - FND, within five days from the Presidential Decree publication date, the shares relating to its participation the share capital of Celg-D.

The conditions for sale of shareholding control of Celg-D (price, number of shares, etc.), after approval by CND and control agencies, will be approved by the decision-making bodies of Eletrobras.

We will keep the market informed about the progress of this operation.

Rio de Janeiro, May 7, 2015.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.